 Exhibit 99.1

CST Trust Company P.O. Box 4202, Postal Station A Toronto, ON M5W 0E4 Tel: 416.682.3800 Fax: 1.877.715.0494 www.canstockta.com Global Resources • Local Service • Customized Solutions

March 28, 2014

Sun Life Financial Inc.

150 King Street West

Toronto, Ontario

M5H 1J9

RE: Confirmation of Mailing

The following documents were sent between March 24 and March 28, 2014 to registered Sun Life Financial Inc. common shareholders, not coded lost, by prepaid mail; and to Sun Life Financial Inc. common share account holders who requested to receive Annual Meeting materials and not coded lost, by prepaid mail, or made available by electronic communication:

X	Form of Proxy
X	Notice of Annual Meeting of Common Shareholders and Management Information Circular
X	Annual Report for the Fiscal Year Ended December 31, 2013
X	Request for Delivery of Financial Statements card
X	Proxy Return Envelope

Please note that:

•	We have coded security holders as “lost” in cases where in accordance with the number of consecutive attempts defined by applicable legislation, notices or other documents have been returned undelivered by the Post Office.

•	We have not filed this Confirmation of Mailing or the listed document(s) on SEDAR.

Yours very truly,

/s/ “Vijaya Somasundharem”

Vijaya Somasundharem

Associate Manager, Trust Central Services